  EXHIBIT 99.1

SHAREHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

CORAL GOLD RESOURCES LTD.

(the “Company”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

(the “Rights Agent”)

DATED FOR REFERENCE AND EFFECTIVE JULY 20, 2015

-1-

5.12	Successors	35
5.13	Benefits of this Agreement	35
5.14	Governing Law	35
5.15	Severability	35
5.16	Effective Date	36
5.17	Shareholder Ratification	36
5.18	Determination and Actions by the Board of Directors	36
5.19	Counterparts	36
5.20	Time of the Essence	36
5.21	Entire Agreement	36
5.22	Language	36
5.23	Compliance with Money Laundering Legislation	36
5.24	Privacy Provision	36

SCHEDULE A - FORM OF RIGHTS CERTIFICATE

-2-

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT dated for reference and effective the 20th day of July, 2015

BETWEEN:

CORAL GOLD RESOURCES LTD., a company incorporated under the laws of British Columbia, and having an office at Suite 900, 570 Granville Street, Vancouver, B.C., V6C 3P1

(the “Company”)

OF THE FIRST PART

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a company under the laws of Canada and having an office at 3rd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9

(the “Rights Agent”)

OF THE SECOND PART

W H E R E A S:

A.	The Board of Directors of the Company has determined that it is in the best interests of the company to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company.

B.	In order to implement the adoption of a shareholder rights plan as established by this Agreement the Board of Directors of the Company has:

1.	authorized the issuance, effective at 12:01 a.m. (Vancouver time) on the Effective Date, of one Right in respect of each Common Share outstanding as of 12:01 a.m. (Vancouver time) on the Effective Date (the “Record Time”); and

2.	authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

C.	Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth in this Agreement.

D.	The Company wishes to appoint the Rights Agent to act on behalf of the Company and the holders of rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matter referred to in this Agreement.

-3-

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

ARTICLE  1. - INTERPRETATION

1.1	Definitions: In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

a.	“Acquiring Person” means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, provided that the term “Acquiring Person” will not include:

i.	the Company or any Subsidiary of the Company;

ii.	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

A.	a Voting Share Reduction;

B.	Permitted Bid Acquisitions;

C.	an Exempt Acquisition; or

D.	a Pro Rata Acquisition,

provided that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person will become an “Acquiring Person”;

iii.	for a period of ten days after the Disqualification Date, any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(viii) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take-Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take-Over Bid or any plans or proposals relating thereto or resulting therefrom, including, without limitation, a report filed pursuant to Section 5.2 of Multilateral Instrument 62-104;

iv.	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities pursuant to an underwriting agreement with the Company; or

v.	a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company determined as at the Record Time, provided that this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person, after the Record Time, becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

-4-

b.	“Affiliate” means, when used to indicate a relationship with a specified Person, a Person that, directly, or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such specified Person.

c.	“Agreement” means this shareholder rights plan agreement dated for reference July 20, 2015 between the Company and the Rights Agent, as amended, modified or supplemented from time to time.

d.	“annual cash dividend” means cash dividends paid at regular intervals in any financial year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

i.	200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding financial year;

ii.	300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its three immediately preceding financial years; and

iii.	100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding financial year.

e.	“Associate” means, when used to indicate a relationship with a specified person:

i.	a corporation of which that Person owns at law or in equity, shares or securities currently convertible into shares carrying more than 10% of the Voting Rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities and with whom that Person is acting jointly or in concert;

ii.	a partner of that Person acting on behalf of the partnership of which they are partners;

iii.	a trust or estate in which that Person has a beneficial interest and with whom that Person is acting jointly or in concert or in which that Person has a beneficial interest of 50% or more in respect of which that Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an associate of a trust by reason only of the fact that such Person serves as a trustee or any similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if the ordinary business of such Person includes the management of investments funds for unaffiliated investors and such person acts as trustee or in a similar capacity in relation to such trust in the ordinary course of such business; and

iv.	a spouse of that Person, any person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

-5-

f.	“Beneficial Owner” means a Person shall be deemed the “Beneficial Owner”, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

i.	any securities as to which such Person or any of such Person’s Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1(f)(i) a Person shall be deemed to be an owner at law or in equity of all securities:

A.	owned by a partnership of which the Person is a partner;

B.	owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

C.	owned jointly or in common with others; and

D.	of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the Securities Act (British Columbia), or pursuant to Rule 13d-3 or 13d-5 under the 1934 Exchange Act (or pursuant to any comparable or successor laws, regulations or rules enacted in relation to the provisions of the Securities Act (British Columbia), or pursuant to Rule 13d-3 or 13d-5 under the 1934 Exchange Act as in effect on the date of this Agreement;

ii.	any securities as to which such Person or any of such Person’s Affiliates or Associates has, directly or indirectly:

A.	the right to acquire (whether such right is exercisable immediately or after lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3 under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

B.	the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge (other than (x) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13D-3(d)(3)(ii) and (y) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business) or understanding (whether or not in writing) or otherwise;

-6-

iii.	any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person or any of such Person’s Affiliates has any agreement, arrangement or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities, (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13D-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business) with respect to or for the purpose of acquiring, holding, voting or disposing of any Voting Shares of any class; and

iv.	any securities which are directly or indirectly owned at law or in equity by an Associate of such Person;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

v.	where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any such Person’s Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

vi.	where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

vii.	where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

viii.	where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises voting or dispositive power over such security provided that:

-7-

A.	the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”);

B.	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

C.	such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such person (the “Statutory Body”) is, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

D.	such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body or the Administrator, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

ix.	where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

g.	“Board of Directors” means the board of directors from time to time of the Company or any duly constituted and empowered committee thereof.

h.	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

i.	“Canadian Dollar Equivalent” means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

j.	“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

k.	“Close of Business” means, on any given date, the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Company (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) is closed to the public.

-8-

l.	“Closing Price” per security of any securities on any date of determination means:

i.	the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities on such date as reported by the stock exchange or national securities quotation system on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange or national securities quotation system, such price or prices shall be determined based on the stock exchange or quotation system on which the largest number of such securities were traded during the most recently completed calendar year or, if a calendar year has not been completed prior to the date of determination, during such shorter period as the Board of Directors acting in good faith determines to be appropriate); or

ii.	if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system on such date, the last sale price, or in the case no sale takes place on such date, the average of the high bid and low asked prices for each such securities in the over-the counter market;

provided, however, that (A) if for any reason none of such prices are available on such date, the “Closing Price” per security of such securities on such date shall mean the fair value per security of the securities on such date as determined at the request of the Board of Directors by a nationally or internationally recognized investment dealer or investment banker; and (B) if the Closing Price so determined is expressed in United States dollars, such amount shall be converted to Canadian Dollar Equivalent.

m.	“Common Shares” means the common shares without par value in the capital of the Company as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

n.	“Company” means Coral Gold Resources Ltd., and any successor or survivor corporation thereof in the event of any amalgamation, reorganization, or other merger of the Company with any other corporation.

o.	“Company Act” means the Business Corporations Act (British Columbia), as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

p.	“Competing Permitted Bid” means a Take-Over Bid that is made while a Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid, except that the condition set forth in Section 1.1(kk)(ii) may provide that the Voting Shares that are the subject of the Take-Over Bid may be taken up or paid for prior to the Close of Business on a date which is not earlier than the later of (i) 35 days after the date of the Take-Over Bid, and (ii) the 60th day after the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is in existence for the Voting Shares.

q.	“controlled”, in relation to a Person or Persons, means a company shall be deemed to be “controlled” by another Person or two or more Persons if:

-9-

i.	securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

ii.	the votes carried by such securities are entitled, if exercised, to elect a majority of the Board of Directors of such company.

r.	“Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a).

s.	“Disposition Date” has the meaning ascribed thereto in Subsection 5.1(h).

t.	“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

u.	“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

i.	dividends paid in respect of Common Shares;

ii.	proceeds of redemption of shares of the Company;

iii.	interest paid on evidence of indebtedness of the Company; or

iv.	optional cash payments;

be applied to the purchase from the Company of Common Shares.

v.	“Effective Date” means the Close of Business on the date of execution of this Agreement by all parties hereto.

w.	“Election to Exercise” means an election to exercise Rights substantially in the form attached to the Rights Certificate.

x..	“Exchange Act of 1934” or “1934 Exchange Act” means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or repealed.

y.	“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a) or (h).

z.	“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, will be CDN $30.00.

aa.	“Expansion Factor” shall have the meaning ascribed thereto in Section 2.3(a)(iv)(1).

bb.	“Expiration Time” means the earlier of: (i) the Termination Time; and (ii) the termination date of this Agreement under Section 5.17.

cc.	“Flip-in Event” means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

-10-

dd.	“holder” shall have the meaning ascribed thereto in Section 2.8.

ee.	“Independent Shareholders” means holders of outstanding Voting Shares, other than:

i.	any Acquiring Person;

ii.	any Offeror;

iii.	any Affiliate or Associate of any Acquiring Person or Offeror;

iv.	any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

v.	any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid.

ff.	“Market Price” per share of any securities on any date means the average Closing Price per security of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the Closing Prices used to determine the Market Price on any Trading Day not to be fully comparable with the Closing Price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such Closing Price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof (as determined by the Board of Directors acting in good faith) in order to make it fully comparable with the Closing Price on such date or, if such date is not a Trading Day, on the immediately preceding Trading Day.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-Over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-Over Bid or to the improper manipulation.

gg.	“Nominee” has the meaning ascribed thereto in Subsection 2.2(c).

hh.	“Offer to Acquire” includes:

i.	an offer to purchase or a solicitation of an offer to sell Voting Shares; and

ii.	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

-11-

ii.	“Offeror” means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

jj.	“Offeror’s Securities” means the aggregate of all Voting Shares that are Beneficially Owned by the Offeror on the date of an Offer to Acquire.

kk.	“Permitted Bid” means a Take-Over bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

i.	the Take-Over bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Company, other than the Offeror. The Take-Over Bid shall expressly state that Common Shares issued on the exercise of share purchase warrants, options and other securities convertible into Common Shares shall, subject to compliance with the procedures applicable generally to the tendering of Voting Shares of the Take-Over Bid, be eligible to be tendered under the Take-Over Bid;

ii.	the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the Close of Business on the date which is not less than 60 days following the date of the Take-Over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

iii.	the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1(kk)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

iv.	the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1(kk)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

ll.	“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

mm.	“Person” includes an individual, body corporate, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (as such term is used in Rule 13d-5 under the Exchange Act of 1934 as in effect on the date hereof) whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

nn.	“Pro-Rata Acquisition” means an acquisition by a Person of Voting Shares pursuant to:

i.	a Dividend Reinvestment Acquisition;

ii.	a stock dividend, stock split or other event in respect of securities of the Company pursuant to which such Person becomes a beneficial owner of Voting Shares on the same pro-rata basis as all other holders of securities;

-12-

iii.	the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Company pursuant to a bona fide rights offering or pursuant to a prospectus; or

iv.	a distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares beneficially owned immediately prior to such acquisition.

oo.	“Record Time” means 12:01 a.m. (Vancouver time) on the Effective Date.

pp.	“Redemption Price” has the meaning ascribed thereto in Section 5.1(b).

qq.	“Right” means a right to purchase Common Shares on and subject to the terms and conditions of this Agreement.

rr.	“Rights Agent” means Computershare Trust Company of Canada, and any successor rights agent hereunder.

ss.	“Rights Certificate” means a certificate representing Rights in substantially the form of Schedule A attached hereto.

tt.	“Rights Register” shall have the meaning ascribed thereto in Section 2.6(a).

uu.	“Securities Act of 1933” means the Securities Act of 1933 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

vv.	“Securities Act (British Columbia)” means the Securities Act, R.S.B.C. 1996, c. 418, as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

ww.	“Securities Act (Ontario)” means the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

xx.	“Separation Time” means the Close of Business on the tenth Business Day after the earlier of:

i.	the Share Acquisition Date; and

ii.	the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

-13-

yy.	“Share Acquisition Date” means the first date of a public announcement or disclosure (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of Multilateral Instrument 62-104.

zz.	“Subsidiary” means a corporation shall be deemed to be a subsidiary of another corporation if:

i.	it is controlled by:

A.	that other; or

B.	that other and one or more corporations, each of which is controlled by that other; or

C.	two or more corporations, each of which is controlled by that other; or

ii.	it is a Subsidiary of a corporation that is that other’s Subsidiary.

aaa.	“Take-Over Bid” means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities, convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

bbb.	“Termination Time” means the time at which the right to exercise the Rights shall terminate pursuant to Section 5.1(e).

ccc.	“Trading Day” means, when used with respect to any securities, a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day.

ddd.	“U.S.-Canadian Exchange Rate” means, on any date:

i.	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

ii.	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner determined by the Board of Directors from time to time.

eee.	“U.S. Dollar Equivalent” means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

fff.	“Voting Shares” means the Common Shares and any other shares of the Company entitled to vote generally and at all times for the election of directors of the Company.

ggg.	“Voting Share Reduction” means an acquisition or redemption by the Company of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

-14-

1.2	Currency: All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings and References: The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement. The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement”, “the Rights Agreement” and similar expressions refer to this Agreement including the schedule attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares: For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially Owned by any Person, will be and be deemed to be the product (expressed as a percentage) determined by the formula:

100     x        A

                     B

where:

A=	the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares such Voting Shares will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5	Acting Jointly or in Concert: For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be deemed to be acting jointly or in concert with such other Person for purposes of Section 96 of the Securities Act (British Columbia) or Section 91(1) of the Securities Act (Ontario).

ARTICLE 2. - THE RIGHTS

2.1	Legend on Common Share Certificates: Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, will also evidence one Right for each Common Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

“Until Separation Time (as such term is defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights agreement (the “Shareholder Rights Agreement”) dated for reference July 20, 2015 between Coral Gold Resources Ltd. (the “Company”) and Computershare Trust Company of Canada, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Company. Under certain circumstances as set forth in the Shareholder Rights Agreement, such Rights may be amended, redeemed or exchange, may expire, may lapse, may become void (if, in certain circumstances, they are “Beneficially Owned” by a person who is or becomes an “Acquiring Person”, as such terms are defined in the Shareholder Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

-15-

Certificates representing Common Shares that are issued and outstanding at the Record Time will also evidence one Right for each one Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the Close of Business on the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights:

a.	Exercise Terms: Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries will be void.

b.	No Exercise Prior to Separation Time: Until the Separation Time:

i.	the Rights will not be exercisable and no Right may be exercised; and

ii.	each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

c.	Exercise After Separation Time: From and after the Separation Time and prior to the Expiration Time:

i.	the Rights are exercisable; and

ii.	the registration and transfer of Rights will be separate from and independent of Common Shares.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of such Rights (a “Nominee”)) at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

-16-

(A)	a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or “system” on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B)	a disclosure statement describing the Rights;

1	provided that a Nominee shall be sent the materials provided for in (A) and (B) in respect of all Common Shares of the Company held of record by it which are not Beneficially Owned by an Acquiring Person and the Company may require any Nominee or suspected Nominee to provide such information and documentation as the Company may reasonably require for such purpose.

d.	Manner of Exercise: Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

i.	the Rights Certificate evidencing such Right;

ii.	an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by instrument in writing in form and executed in manner satisfactory to the Rights Agent; and

iii.	payment by certified cheque, banker’s draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved and the transfer or delivery of Rights Certificates or the issuance or delivery of certificates of Common Shares in a name other than that of the holder of the Rights being exercised.

e.	Issue of Common Shares: Upon receipt of a Rights certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

i.	requisition from the transfer agent certificates representing the number of Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

ii.	when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

iii.	after receipt of the certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

iv.	when appropriate, after receipt, deliver the cash referred to in clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

-17-

f.	Partial Exercise: In case the holder of any Rights shall exercise less than all of the Rights evidenced by the Rights Certificate of such holder, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s authorized assigns.

g.	Covenants: The Company covenants and agrees to:

i.	take all such action as may be necessary on its part and within its powers to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Common Shares (subject to payment of the Exercise Price), be validly authorized, executed, issued and delivered and be fully paid and non-assessable;

ii.	take all such action as may be necessary and within its power to comply with any applicable requirements of the Company Act, the Securities Act (British Columbia), the Securities Act (Ontario), and the securities laws or comparable legislation of each of the other provinces and territories of Canada, and any other applicable law, rule or regulation thereof, in connection with the issue and delivery of the Rights Certificates and the issuance of the Common Shares upon exercise of Rights;

iii.	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon the stock exchanges upon which the Common Shares were traded immediately prior to the Share Acquisition Date;

iv.	cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

v.	pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holding or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for the Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

vi.	after the Separation Time, except as permitted by Section 5.1, not take (or permit any subsidiary to take) any action of at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

h.	Additional Securities: If there shall not be sufficient securities authorized but unissued of the Company to permit the exercise or exchange in full of Rights pursuant to Sections 2.2, 3.1 or 3.2, then the Company will take all action as may be necessary to authorize additional securities for issuance upon the exercise or exchange of Rights as soon as practicable, and the time for the Company’s delivery of the securities to be issued or exchanged shall be so extended; provided however, that the Company shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities. In lieu of issuing such fractional securities, subject to Section 5.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the market price of a whole such security.

-18-

2.3	Adjustments to Exercise Price; Number of Rights: The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	Share Reorganization: If the Company shall at any time after the date of this Agreement:

(i)	declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares for other securities exchangeable for or convertible into or giving a right to acquire Common Shares (or other securities of the Company) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(1)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(2)	each Right held prior to such adjustment will become that number of Rights as results from the application of the Expansion Factor,

-19-

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)	Rights Offering: If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares or securities convertible into or exchangeable for or carrying a right to purchase Common Shares at a price per Common Share (or, if a security convertible into or exchangeable for Common Shares or carrying a right to purchase or subscribe for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights to be offered are initially convertible, exchangeable or exercisable).

-20-

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 75% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)	Special Distribution: If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an unusual cash dividend or a dividend paid in Common Share, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Minimum adjustments: Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in many subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Time.

-21-

(e)	Discretionary Adjustment: If the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsection 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. The Company and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments or to provide that no adjustment(s) need to be made.

(f)	Benefit of Adjustments: Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	No Change of Certificates: Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofor and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i)	Timing of Issuance: In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment;

(j)	Adjustments Regarding Tax: Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereinafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

(k)	Certificate of Adjustment: Whenever an adjustment to the Exercise price is made pursuant to this Section 2.3, the Company shall:

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of the Rights who requests a copy.

-22-

2.4	Date on Which Exercise is Effective: Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Common Shares of the Company are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Common Shares are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates:

(a)	Execution: The Rights Certificates shall be executed on behalf of the Company, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer, Chief Financial Officer, or a Vice-President or Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)	Valid Signatures: Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)	Delivery: Promptly after Company learns of the Separation Time, the Company shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)	Date: Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange:

(a)	Maintaining of Register: The Company shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (“Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) below, the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

-23-

(b)	Effect of Transfer or Exchange: All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Transfer or Exchange of Rights: Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing. As a condition to the issue of any new Rights Certificate under this Section 2.6, the Company may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

(d)	No Transfer or Exchange After Termination: The Company shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated under Section 5.1 hereof.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates:

(a)	Mutilation: If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificates, the Company shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b)	Destruction, Loss: If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)	evidence to their satisfaction of the destruction, loss or theft of any Rights Certificated; and

(ii)	such security and indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights certificate has been acquired by a bona fide purchaser, the Company shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificated evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)	Taxes: As a condition to the issue of any new Rights Certificate under this Section 2.7, the Company may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses, including the reasonable fees and expenses of the Rights Agent, connected therewith.

(d)	Original Obligation: Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not he mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

-24-

2.8	Persons Deemed Owners of Rights: The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share Certificate) is registered as the absolute owner thereon and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time of the associated Common Share).

2.9	Delivery and Cancellation of Certificates: All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10	Agreement of Rights Holders: Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a)	such holder is to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)	prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Common Shares made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)	such holder has waived all rights to receive any fractional Right or any fractional Common Share or other securities upon exercise of a Right (except as provided herein);

(f)	that, subject to the provisions of Section 5.4, without the approval of any holder of Rights Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

(g)	that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder: No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company of any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to the holders of Commons Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Rights or Rights evidenced by the Rights Certificates shall have been duly exercised in accordance with the terms and the provisions hereof.

ARTICLE 3. - ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event:

(a)	Flip-in Event: Subject to the provisions of Sections 3.1(b), 3.2 and 5.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the Close of Business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

(b)	Certain Rights Void: Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

i.	an Acquiring Person (or any Affiliate or an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person; or

ii.	a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i).

-25-

shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)	Compliance with Laws: From and after the Separation Time, the Company shall do all acts and things as shall necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things that may be required to satisfy the requirements of the Company Act, the Securities Act (British Columbia), and the securities laws or comparable legislation of each of the Provinces of Canada in respect of the issue of Common Shares on the exercise of Rights in accordance with this Agreement.

(d)	Legend: Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

3.2	Exchange Option:

(a)	Optional Exchange: In the event that the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may at its option and without seeking the approval of holders of Common Shares or Rights, at any time after a Flip-in Event has occurred, authorize the Company to issue and deliver in respect of each Right which is not void pursuant to Section 3.1(b) either:

i.	in return for the Exercise Price and Right, cash, debt, equity or other securities or other property or assets (or combination thereof) having a value equal to twice the Exercise Price; or

ii.	in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash, debt, equity or other securities or other property assets (or a combination thereof), having a value equal to the Exercise Price;

-26-

in full and final settlement of all rights attaching to the Rights; provided that the value of any such debt, equity or other securities or other property or asset shall be determined by the Board of Directors who may rely for that purpose on the advice of a nationally recognized Canadian firm of investment dealers or investment bankers selected by the Board of Directors. To the extent that the Board of Directors determines in good faith that any action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period up to 60 days following the date of the occurrence of the relevant Flip-in Event in order to determine the appropriate form and value of cash, debt, equity or other securities or other property or assets (or a combination thereof) to be issued or delivered on such exchange for Rights. In the event of any suspension, the Company shall notify the Rights Agent and issue as promptly as practicable a public announcement stating the exercisability of the Rights has been temporarily suspended.

(b)	Termination of Right To Exercise: If the Board of Directors authorizes and directs the exchange of cash, debt, other equity or other securities or other property or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a) hereof, then without any further action or notice the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such cash, debt, other equity or other securities or other property or assets (or a combination thereof) in accordance with the determination of the Board of Directors made pursuant to Section 3.2(a). Within 10 Business Days of the Board of Directors authorizing and directing any such exchange, the Company shall give notice of such exchange to the holders of such Rights in accordance with Section 5.9. Each such notice of exchange shall state the method by which the exchange of cash, debt, other equity or other securities or other property or assets (or a combination thereof) for Rights will be effected.

3.3	Fiduciary Duties of the Board of Directors: For clarification, it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-Over Bid or take any other action including, without limitation, the commencement, prosecution, defense or settlement of any litigation and the submission of additional or alternative Take-Over Bids or other proposals to the shareholders of the Company with respect to any Take-Over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4. - THE RIGHTS AGENT

4.1	General:

(a)	Appointment of Rights Agent: The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Company may determine. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, which right to indemnification shall survive the termination of this Agreement, or the resignation or removal of the Rights Agent.

-27-

(b)	Protection of Rights Agent: The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Common Shares, or any Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons. The Company will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, will provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

4.2	Merger or Amalgamation or Change of Name of Rights Agent:

(a)	Merger: Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b)	Change of Name: In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent: The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	Legal Counsel: The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken in good faith and in accordance with such opinion.

-28-

(b)	Satisfactory Proof: Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer or any Vice-President and by the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	Bad Faith: The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or wilful misconduct.

(d)	Recitals: The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates representing Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made only by the Company.

(e)	No Responsibility: The Rights Agent shall not be under any responsibility in respect of the validity of his Agreement or the execution and delivery hereof (except the authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate representing Common Shares or Rights Certificate (except its countersignature thereof), nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate, any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 2.11 or Subsection 3.2(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment) nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Share shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)	Performance By Company: The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may be reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)	Persons to Give Instructions: The Rights Agent is hereby authorized to rely upon and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Company and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

-29-

(h)	Ability to Deal: The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interest in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i)	No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent: The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Common Shares by first class or registered mail. The Company may remove the Rights Agent upon 60 days’ notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of Common Shares by first class or registered mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit the Rights Certificate of such holder for inspection by the Company), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a company incorporated under the laws of Canada or a province thereof authorized to carry on the business of an escrow or rights agent in the Province of British Columbia. After appointment, the successor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed; provided that the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and delivery any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5	Limitation of Liability:

(a)	Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits, or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(b)	Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement, in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of the claim.

-30-

ARTICLE 5. - MISCELLANEOUS

5.1	Redemption and Waiver:

(a)	The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)) provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

(b)	The Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(c)	In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less than 90% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Company shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(d)	Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Director may elect to redeem all the outstanding Rights at the Redemption Price.

(e)	If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)	Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

-31-

(g)	Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)	The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

5.2	Expiration: No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3	Force Majeure: No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic, or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

5.4	Issuance of New Rights Certificates: Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such forms as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5	Supplements and Amendments:

(a)	The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder. The Company may, prior to the date of the shareholders’ meeting referred to in Section 5.5(e), supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written occurrence of the Rights Agent to such supplement or amendment.

-32-

(b)	Subject to the Section 5.5(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the constating documents of the Company.

(c)	The Company may, with the prior consent of the holders of Rights, at any time on or after the Share Acquisition Date, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)	Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the constating documents of the Company and the Company Act with respect to meetings of shareholders of the Company.

(e)	Any amendments made by the Company to this Agreement pursuant to Subsection 5.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

i.	if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

ii.	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.5(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holder of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders or Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

-33-

5.6	Fractional Rights and Fractional Common Shares:

(a)	No Fractional Rights: The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights the Company shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)	No Fractional Common Shares: The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the holders of record of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share.

5.7	Rights of Action: Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise in respect of, such holder’s right to exercise the Rights of such holder in the manner provided in the Rights Certificate of such holder and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.8	Regulatory Approvals: Any obligations of the Company or action or event contemplated by this Agreement, such as to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d), shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any public stock exchange or automated quotation system having jurisdiction over the Company. Notwithstanding anything to the contrary in this Agreement, no supplement or amendment to this Agreement or to the terms of the Rights may be made without the prior consent of any public stock exchange or automated quotation system having jurisdiction over the Company, while the Common Shares are listed or quoted for trading thereon, and if such consent is required by their policies.

5.9	Declaration as to Non-Canadian Holders: If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights, or securities issuable on exercise of Rights to persons who are citizens, residents or national of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes.

-34-

5.10	Notices:

(a)	Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Coral Gold Resources Ltd.

Suite 900, 570 Granville Street

Vancouver, B.C., V6C 3P1

Attention: Ms. Dorothy Chin, Secretary

Fax No.: (604) 682-3600

And with a copy to:

Salley Bowes Harwardt Law Corp.

Suite 1750 - 1185 W. Georgia Street

Vancouver, B.C. V6E 4E6

Attention: Mr. Paul A. Bowes

Fax No.: (604) 688-0778

(b)	Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Trust Company of Canada

3rd Floor, 510 Burrard Street

Vancouver, B.C. V6C 3B9

Attention: Manager, Client Services

Fax No.: (604) 661-9401

(c)	Notices or demands authorized or required by this Agreement to be given or made by the Company of the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by mail, postage prepaid, addressed to such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)	Any notice given or made in accordance with this Section 5.10 shall be deemed to have been given and to have been received on the day of delivery, of so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

-35-

5.11	Costs of Enforcement: The Company agrees that if the Company or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Company or such Person shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.12	Successors: All of the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

5.13	Benefits of this Agreement: Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit or the Company, the Rights Agent and the holders of Rights.

5.14	Governing Law: This Agreement and each Right issued hereunder shall be governed by and construed in accordance with the laws of the Province of British Columbia.

5.15	Severability: If any term or provision hereof or the application thereof in any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision in circumstances other than those as to which it is held invalid or unenforceable.

5.16	Effective Date: This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, subject to shareholder ratification pursuant to Section 5.17.

5.17	Shareholder Ratification: At or prior to the next annual general meeting of the shareholders of the Company, to be held on a date not more than 90 days following the date hereof, and on an annual basis thereafter, the Board of Directors shall request that the Independent Shareholders ratify and confirm this Agreement. Unless a majority of the votes cast by the Independent Shareholders who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, this Agreement and any outstanding Rights shall be of no further force and effect from the date and time of termination of the annual general meeting.

5.18	Determination and Actions by the Board of Directors: The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Company, or as may be necessary of advisable in the administration of this Agreement, including, without limitation, the right and power to (a) interpret the provision of this Agreement and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to terminate or amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of the balance of this sentence, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall be final, conclusive and binding on the Company, the Rights Agent, the holders of Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of Rights.

5.19	Counterparts: This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20	Time of the Essence: Time shall be of the essence of this Agreement.

5.21	Entire Agreement: This Agreement represents the entire agreement between the parties with respect to the subject matter hereof, and supersedes and replaces all prior understandings or agreements between the parties including for greater certainty and without limitation any other shareholders rights plan agreement previously adopted by the Company.

5.22	Language: Les parties aux présentes déclarent avoir exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent ou qui en découlent soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

-36-

5.23	Compliance with Money Laundering Legislation: The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

5.24	Privacy Provision: The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

CORAL GOLD RESOURCES LTD. ______________________________________ David Wolfin, President & CEO ______________________________________ Dorothy Chin, Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA ______________________________________ Authorized Signatory ______________________________________ Authorized Signatory

-37-

SCHEDULE A TO THE RIGHTS AGREEMENT

DATED FOR REFERENCE JULY 20, 2015 BETWEEN

CORAL GOLD RESOURCES LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Form of Rights Certificate

Certificate No. __________		__________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF THE COMPANY, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certifies that , or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitled the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement (the “Shareholder Rights Agreement”) dated for reference July 20, 2015 between Coral Gold Resources Ltd. (the “Company”) and Computershare Trust Company of Canada as Rights Agent under the Shareholder Rights Agreement, to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the company (a “Common Share”) (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the principal office of the Rights Agent in Vancouver, Canada. The Exercise Price shall initially be CDN $30.00 per Common Share and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Shareholder Rights Agreement, the Rights evidenced hereby may entitle the holder of record thereof to purchase shares of an entity other than the Company or to purchase or receive in exchange for such Rights Assets, securities or shares of the Company other than Common Shares or more or less than one Common Share, or some combination of the foregoing, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. A copy of the Shareholder Rights Agreement is on file at the principal executive office of the Company and is available upon written request.

This Rights certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing the aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the holder or record shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at the option of the Company.

-1-

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be terminated or amended by the Company at its option without the consent of holders of Rights.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right. After the Separation Time, in lieu of issuing fractional Rights a cash payment will be made as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders of the Company at any meeting, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting shareholders of the Company (except as provided in the Shareholder Rights Agreement), to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until is shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company, this ___ day of ______________, ________.

CORAL GOLD RESOURCES LTD.

Per:

______________________________

Name:

Title:

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

______________________________

Name:

Title:

-2-

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the holder of record if such

holder desires to transfer the Rights represented by this Rights Certificate.)

FOR VALUE RECEIVED_________________________________________________________________________________________________________________________hereby sells,

assigns and transfers unto________________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________________________________

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint_____________________________________________________as attorney, to transfer the within Rights Certificate on the books of the Company with full power of substitution.

Dated:______________

Signature Guaranteed:
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a member firm of an eligible guarantor institution in an approved signature guarantee medallion program.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

-3-

FORM OF ELECTION TO EXERCISE

(To be executed is the holder desires to exercise the Rights Certificate)

TO:_____________________________

The undersigned hereby irrevocably elects to exercise_________________________________________whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

____________________________________________________________________________________________________________________________________________________________________

Address:

____________________________________________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________________________________________

Social Insurance or Other Taxpayer Identification Number:_______________________________________________________________________________________________________________

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

____________________________________________________________________________________________________________________________________________________________________

Address:

____________________________________________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________________________________________

Social Insurance or Other Taxpayer Identification Number:________________________________________________________________________________________________________________

Dated:_______________

Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

-4-

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Right Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.